UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 001-37877

The Bank of N.T. Butterfield & Son Limited
(Translation of registrant’s name into English)

65 Front Street
Hamilton, HM 12
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Attached hereto (i) as Exhibit 99.1 is the earnings release, (ii) as Exhibit 99.2 is the financial statements, and (iii) as Exhibit 99.3 is the earnings call presentation, all for The Bank of N.T. Butterfield & Son Limited for the three months ended June 30, 2026.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2026	THE BANK OF N.T. BUTTERFIELD & SON LIMITED

	By:	/s/ Michael Schrum
	Name:	Michael Schrum
	Title:	President and Group Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Description

99.1	Earnings release - Second quarter 2026 results
99.2	Financial Statements - Second quarter 2026 results
99.3	Earnings call presentation - Second quarter 2026 results

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